InterOil Announces Agreement to Settle Long-Standing Lawsuit

CAIRNS, Australia and HOUSTON, Aug. 31 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that it has entered into an agreement to settle all claims against it and its subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et. al v. Phil Mulacek et. al.  The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of the Company.  The plaintiffs sought damages based on numerous alternative methods of calculation which if successful, could have exceeded $125 million, together with unspecified punitive damages, attorney's fees, expenses and court costs.

Pursuant to the agreed settlement, the Company will issue 199,667 common shares to the plaintiffs, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement.  The value of this settlement will be expensed by the Company in its third quarter financial results.  Under the terms of the settlement agreement, the Company, its affiliates directors, officers and certain other related parties are released from all claims from the plaintiffs, whether asserted in the lawsuit or not.

The settlement is subject to final court approval.  In the event that the court process proceeds in the normal course and the settlement terms are approved, the shares would be expected to be issued during October.  The number of shares to be issued is subject to an adjustment in certain instances.

The settlement does not reflect any admission by InterOil, its affiliates or its directors or officers and has been entered into on the basis that it best serves the interests of the Company and its shareholders.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil's refinery in Port Moresby, Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews
V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: +1-281-292-1800

Forward-Looking Statements

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release includes forward-looking statements concerning a proposed settlement of litigation and issuance of the Company's common shares. These statements are based on certain assumptions made by the Company based on its advice and experience, expected future developments including court approval of the settlement, and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.  In particular, there is no guarantee that the settlement terms will be approved by the court.

CONTACT:  Wayne Andrews, V. P. Capital Markets of InterOil Corporation, +1-281-292-1800, Wayne.Andrews@InterOil.com